Mine Safety Appliances Company

1000 Cranberry Woods Drive

Cranberry Township, PA 16066

724-776-8600

August 16, 2013

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company
Form 10-K for the year ended December 31, 2012
Filed February 20, 2013
File No. 1-15579

Dear Mr. Vaughn:

This letter is submitted in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2012 filed on February 20, 2013 (File No. 1-15579), as set forth in your letter dated August 6, 2013.

For reference purposes, the text of the comment in your letter has been reproduced in this letter along with our response.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 26

1.	We note from your responses to prior comments 1 and 2 that there is an “annual repatriation of a portion of the current period’s foreign earnings” and “repatriation of current year earnings from various foreign subsidiaries.” If repatriation is a recurring theme within your normal operations, please explain to us why it is not practical to calculate the potential income tax liability.

Response: We have foreign subsidiaries in over 40 countries. Each year, we repatriate a portion of current year earnings from approximately 10 of these subsidiaries. The computation of the potential income tax liability on indefinitely reinvested earnings would involve significant complexity and require detailed tax calculations at over 30 subsidiaries. Because the time and manner of repatriation is uncertain, we cannot determine the potential impact of local taxes, withholding taxes and foreign tax credits associated with the possible future repatriation of these earnings. Because of these variables, we do not believe that we can reasonably estimate the potential tax liability without incurring significant cost. Additionally, because the various U.S. and foreign tax attributes affecting the potential income tax liability are continually changing, these calculations would need to be updated each year. Since the undistributed earnings of these foreign subsidiaries are indefinitely reinvested in our foreign operations and do not need to be repatriated to meet our U.S. liquidity requirements, we do not believe that the disclosure of the potential tax liability that would be incurred upon repatriation would be of value to the company or our shareholders.

In our future filings on Form 10-K, we will expand our income tax footnote disclosure to clarify this matter, by including language similar to the following: No deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which amounted to $             million as of December 31,     . These earnings are considered to be reinvested for an indefinite period of time. Because we currently do not have any plans to repatriate these funds, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings and, therefore, cannot reasonably estimate the associated tax liability. In cases where we intend to repatriate a portion of the undistributed earnings of our foreign subsidiaries, we provide U.S. income taxes on such earnings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filing. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer